Exhibit 99.1

Aurora Cannabis Files Full Year Results and Announces Fiscal 2024 Fourth Quarter

Delivers Record Annual Adjusted EBITDA1 of $12.8 Million

NASDAQ | TSX: ACB

•	Q4 Represents the Sixth Consecutive Quarter of Positive Adjusted EBITDA[1]
•	Increased Total Quarterly Net Revenue 5% YoY to $67.4 Million, Global Medical Cannabis Net Revenue[1] Grew by 20% YoY to $45.6 Million
•	Ended the Fiscal Year with a Cash Position of ~$180 Million with Cannabis Business Debt-Free[2]
•	Re-Affirms Target of Reaching Positive Free Cash Flow[1] by December 31, 2024

EDMONTON, AB, June 20, 2024 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, today announced its financial and operational results for the fourth quarter and fiscal year 2024. As the fiscal year 2023 consisted of three quarters, the year-over-year comparison quarter for Q4 2024 ending March 31, 2024 is Q3 2023 ending March 31, 2023.

"We are incredibly pleased to be reporting our strongest fiscal year ever at Aurora. Total fiscal year 2024 net revenue increased 21% compared to the trailing four quarters, while adjusted EBITDA was positive on an annualized basis for the first time in our history, reaching $12.8 million. We also strengthened our balance sheet, ending with a strong net cash position of approximately $180 million as of March 31st, and fully repaid our convertible debt," said Chief Executive Officer Miguel Martin.

"Aurora is the largest global medical cannabis company in nationally legal markets and our leadership is best differentiated by serving the diverse needs of patients across the world. In Q4 2024, global medical cannabis net revenue1 increased 20% year-over-year, supported by the recent acquisition of MedReleaf Australia, where we saw significant growth, along with higher sales in Poland and the UK. We also achieved our highest quarterly adjusted gross margin1 in medical cannabis of 66%, far ahead of our targeted range of 60%. These results are encouraging as we continue to progress towards our next milestone of positive free cash flow by December 31st" concluded Mr. Martin.

____________________________
[1] This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
[2] Aurora's only remaining debt is $57.3 million relating to Bevo Farms Ltd as detailed in the FY2024 Financial Statements.

Fourth Quarter 2024 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q4 2024, Q3 2024, and Q3 2023 results and are in Canadian dollars)

Consolidated Revenue and Adjusted Gross Profit:
Total net revenue1 was $67.4 million, as compared to $64.0 million in the prior year period. The 5% increase from the prior period was mainly due to 20% growth in our global medical cannabis business, partially offset by lower quarterly revenue in our consumer cannabis business, and to a far lesser extent, our plant propagation business.

Consolidated adjusted gross margin before fair value adjustments1 was 49% in Q4 2024 and in the prior year quarter. Adjusted gross profit before FV adjustments1 was $33.3 million in Q4 2024 vs $31.0 million in the prior year quarter, an increase of 8%.

Medical Cannabis:
Medical cannabis net revenue1 was $45.6 million, a 20% increase from the prior year quarter, delivering 68% of Aurora's Q4 2024 consolidated net revenue[1] and 90% of adjusted gross profit before fair value adjustments1.

The increase in net revenue1 of $7.7 million was primarily due to higher sales to Australia and Europe in the current period following the success of newly launched innovative cultivars in these markets.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue reached 66% for the three months ended March 31, 2024, compared to 60% in the prior year quarter and within the Company's target range of 60% and above. The adjusted gross margins before fair value adjustments improved through sustainable cost reductions, higher selling prices in Australia, and improved efficiency in production operations, including sourcing for Europe from Canada due to the closure of the Aurora Nordic production facility.

Consumer Cannabis:
Aurora's consumer cannabis net revenue1 was $10.2 million, compared to $14.5 million in the prior year quarter. The decrease was due to our decision to prioritize the supply of our GMP manufactured products to our high margin international business rather than the consumer business, which offers lower margins.

Adjusted gross margin before fair value adjustments[1] on consumer cannabis net revenue[1] was 16%, decreasing from 25% compared to the prior year quarter. The decrease from the prior year comparative quarter is largely due to product sales with lower margins relative to the comparative prior period.

Plant Propagation:
Plant propagation net revenue1 was wholly comprised of the Bevo business, that contributed $10.4 million of net revenue1 compared to $10.8 million in the prior year quarter. Historically, approximately 65-75% of plant propagation revenue and up to 80% of EBITDA has been earned in the first half of the calendar year.

Adjusted gross margin before fair value adjustments1 on plant propagation revenue was 25% for Q4 2024 and 36% for the prior year quarter. This shift was due primarily to timing of certain revenues being moved to Q1 2025, the period ending June 30, 2024, which can be expected given the typical seasonality of the plant propagation business.

Selling, General and Administrative ("SG&A"):
Adjusted SG&A1 was $31.6 million in Q4 2024, which excludes $8.0 million of restructuring and non-recurring costs. Adjusted SG&A1 was slightly above the Company's previous target of $30 million due to the incremental SG&A following the acquisition and continuing integration of MedReleaf Australia.

Adjusted R&D1, was $0.7 million in Q4 2024, decreased $0.9 million compared to the prior year quarter.

Net Loss:
Net loss from continuing operations for the three months ended March 31, 2024 was $20.8 million compared to net loss of $76.2 million for the prior year period. The decrease in net loss of $55.4 million compared to the comparative prior quarter is primarily due to an increase in gross profit of $27.3 million, a decrease in operating expenses of $1.1 million, and a decrease in other expenses of $29.4 million.

Adjusted EBITDA:
Adjusted EBITDA1 was $1.9 million for the three months ended March 31, 2024 compared to $2.0 million for the prior year quarter.

Convertible Senior Notes Repayment
During the three months ended March 31, 2024, the Company repaid an aggregate of approximately $7.2 million (US$5.3 million), representing the final repayment of the principal amount of its convertible senior notes and Aurora's cannabis business is now debt free2.

Fiscal Q1 2025 Expectations:

•	In Q1 2025, the period ending June 30, 2024, the Company expects to achieve consolidated net revenue percentage growth in the mid to high teens from Q4 2024. This expected increase in net revenue is driven by:
•	Growth in high margin international medical cannabis revenue from recent regulatory reforms in Germany which is expected to increase the size of the market, combined with continued strength in key European markets, as well as incremental revenue from MedReleaf Australia; and
•	Our plant propagation segment typically experiences a seasonally higher quarter as it completes its peak spring floral sales period.
•	Consolidated adjusted gross margin for each individual segment are typically similar on quarter over quarter basis, with a higher mix contribution from plant propagation.
•	Positive adjusted EBITDA should be higher compared to the fourth quarter as a result of revenue growth combined with comparable consolidated margins.
•	Operating cash flow is expected to improve in Q1 2025 compared to Q4 2024.

Achieving Positive Free Cashflow:
The Company views the target of positive free cashflow by end of calendar year 2024 as being achievable because of the following:

•	Positioned to deliver continued increases in global medical cannabis, building on the growth expected in Q1 2025, driven by the full recognition of revenue in Australia as well as further growth in key European markets.
•	Operating expenditure and gross margins are positioned to be in line with previously stated targets leading to continued strong positive adjusted EBITDA.
•	Disciplined working capital management and maintenance capital expenditure of approximately $2.0 million a quarter.

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Three months ended
	March 31, 2024	March 31, 2023(6)	$ Change	% Change	December 31, 2023(7)	$ Change	% Change
Financial Results
Net revenue (1)(2a)	$67,411	$63,951	$3,460	5%	$64,419	$2,992	5%
Medical cannabis net revenue (1)(2a)	$45,648	$37,910	$7,738	20%	$45,082	$566	1%
Consumer cannabis net revenue (1)(2a)	$10,233	$14,491	($4,258)	(29%)	$11,623	($1,390)	(12%)
Plant propagation revenue	$10,416	$10,755	($339)	(3%)	$7,285	$3,131	43%
Adjusted gross margin before FV adjustments on total net revenue (2b)	49%	49%	N/A	0%	53%	N/A	(4%)
Adjusted gross margin before FV adjustments on core cannabis net revenue (2b)	56%	52%	N/A	4%	56%	N/A	0%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2b)	66%	60%	N/A	6%	62%	N/A	4%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2b)	16%	25%	N/A	(9%)	29%	N/A	(13%)
Adjusted gross margin before FV adjustments on plant propagation net revenue (2b)	25%	36%	N/A	(11%)	28%	N/A	(3%)
Adjusted SG&A expense(2d)(5)	$31,598	$27,470	$4,128	15%	$27,759	$3,839	14%
Adjusted EBITDA (2c)(5)	$1,891	$1,983	($92)	(5%)	$5,169	($3,278)	(63%)

Balance Sheet
Working capital (2e)	$301,985	$242,190	$59,795	25%	$308,743	($6,758)	(2) %
Cannabis inventory and biological assets (3)	$148,112	$93,081	$55,031	59%	$112,645	$35,467	31%
Total assets	$838,673	$926,322	($87,649)	(9%)	$824,272	$14,401	2%

Operational Results - Cannabis
Average net selling price of dried cannabis excluding bulk sales (2f)	$5.37	$4.74	$0.63	13%	$4.77	$0.60	13%
Kilograms sold (4)	15,179	16,578	(1,399)	(8%)	14,440	739	5%

(1)	Includes the impact of actual and expected product returns and price adjustments (Q4 2024 - nil; Q3 2024 - $0.1 million; Q3 2023 - $0.3 million).
(2)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
	a)	Refer to the "Revenue" and "Cost of Sales and Gross Margin" section for a reconciliation of cannabis net revenue to the IFRS equivalent.
	b)	Refer to the "Adjusted Gross Margin" section for reconciliation to the IFRS equivalent.
	c)	Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
	d)	Refer to the "Operating Expenses" section for reconciliation to the IFRS equivalent.
	e)	"Working capital" is defined as Current Assets less Current Liabilities as reported on the Company's Consolidated Statements of Financial Position.
	f)	Net selling price of dried cannabis excluding bulk sales is comprised of revenue from dried cannabis excluding bulk sales (Q4 2024 - $41.7 million; Q3 2024 - $42.7 million; Q3 2023 - $37.1 million) less excise taxes on dried cannabis revenue excluding bulk sales (Q4 2024 - $4.4 million; Q3 2024 - $4.6 million; Q3 2023 -$4.5 million).
(3)	Represents total biological assets and inventory, exclusive of merchandise, accessories, supplies, consumables and plant propagation biological assets.
(4)	The kilograms sold, net of returns during the period.
(5)	Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations and adjusted for the accounts payable and accrued liabilities non-material prior period adjustment (refer to Note 2(i) in the consolidated financial statements).
(7)	During the three months ended March 31, 2024, and subsequent to the filing of the Company's Q3 2024 condensed consolidated interim financial statements, the Company noted that inventory and property, plant and equipment was understated as at December 31, 2023. Certain balances in the condensed consolidated interim financial statements as at December 31, 2023 and in the condensed consolidated interim statement of loss and comprehensive loss for the three and nine months ended December 31, 2023 were adjusted as a result and the amounts shown above reflect such adjustment. Refer to discussion under "Historical Quarterly Results" section of this MD&A for further detail.

Conference Call

Aurora will host a conference call today, Thursday, June 20, 2024, to discuss these results. Miguel Martin, Chief Executive Officer, and Simona King, Chief Financial Officer, will host the call starting at 8:00 a.m. Eastern time | 6:00 a.m. Mountain Time. A question and answer session will follow management's presentation.

DATE:	Thursday, June 20, 2024
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

This weblink has also been posted to the Company's "Investor Info" link at https://www.auroramj.com/investors/ under "Events".

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co., as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

Forward-looking statements made in this news release include, but are not limited to, statements regarding pro forma measures including revenue, cash flow, Adjusted gross margin before fair value adjustments, and expected SG&A run-rates; ongoing cost efficiencies; the Company's path and timing to achieve positive free cash flow; the acquisition of MedReleaf Australia and associated benefits to the Company; the Company's leadership in the global medical cannabis market; and statements under the heading "Fiscal Q1 2025 Expectations", including, but not limited to, those related to expectations for increased revenue, further growth in international medical cannabis markets, Bevo's performance, continued positive Adjusted EBITDA and improvements in operating cash flow. These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances that could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the on-going outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June [20], 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the U.S. Securities and Exchange Commission's ("SEC") EDGAR website at www.sec.gov as part of the Company's annual report on Form 40-F. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

The Company's AIF[2], MD&A and annual financial statements, which have been filed on SEDAR+ and with the SEC, are also available on the Company's website www.auroramj.com and shareholders may receive hard copies free of charge upon request by contacting aurora@icrinc.com.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the Company's management's discussion and analysis for the year ended March 31, 2024, and nine months ended March 31,2023 (the "MD&A") is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the SEC's EDGAR website at www.sec.gov.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Medical Cannabis	Consumer Cannabis	Core Wholesale Bulk Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Plant Propagation	Total
Three months ended March 31, 2024
Gross revenue	48,466	15,240	221	63,927	893	10,416	75,236
Excise taxes	(2,818)	(5,007)	-	(7,825)	-	-	(7,825)
Net revenue (1)	45,648	10,233	221	56,102	893	10,416	67,411
Non-recurring net revenue adjustments (4)	-	-	-	-		(192)	(192)
Adjusted net revenue	45,648	10,233	221	56,102	893	10,224	67,219
Cost of sales	(20,976)	(11,682)	(131)	(32,789)	(2,555)	(8,327)	(43,671)
Depreciation	2,262	1,195	14	3,471	270	660	4,401
Inventory impairment and non-recurring costs included in cost of sales (2)(5)	2,985	1,842	22	4,849	416	42	5,307
Adjusted gross profit (loss) before FV adjustments (1)	29,919	1,588	126	31,633	(976)	2,599	33,256
Adjusted gross margin before FV adjustments (1)	66%	16%	57%	56%	(109%)	25%	49%

Three months ended December 31, 2023(8)
Gross revenue	47,942	16,951	106	64,999	323	7,285	72,607
Excise taxes	(2,860)	(5,328)	-	(8,188)	-	-	(8,188)
Net revenue(1)	45,082	11,623	106	56,811	323	7,285	64,419
Non-recurring revenue adjustments (4,5)	-	-	-	-	$ -	$ (872)	(872)
Adjusted net revenue	45,082	11,623	106	56,811	323	6,413	63,547
Cost of sales	(23,786)	(12,292)	(133)	(36,211)	(449)	(7,321)	(43,981)
Depreciation	2,665	1,340	14	4,019	48	1,052	5,119
Inventory impairment, non-recurring, out-of-period, and market development costs included in cost of sales (2)(3)(4)(6)	4,201	2,719	28	6,948	95	1,681	8,724
Adjusted gross profit (loss) before FV adjustments (1)	28,162	3,390	15	31,567	17	1,825	33,409
Adjusted gross margin before FV adjustments (1)	62%	29%	14%	56%	5%	28%	53%

Three months ended March 31, 2023(7)
Gross revenue	40,592	18,956	307	59,855	488	10,754	71,097
Excise taxes	(2,681)	(4,465)	-	(7,146)	-	-	(7,146)
Net revenue(1)	37,911	14,491	307	52,709	488	10,754	63,951
Cost of sales	(19,549)	(14,556)	(173)	(34,278)	(646)	(8,032)	(42,956)
Depreciation	2,453	1,773	21	4,247	77	877	5,201
Inventory impairment, out-of-period, and non-recurring adjustments included in cost of sales (2)(4)(6)	2,555	1,912	25	4,492	96	233	4,821
Adjusted gross profit (loss) before FV adjustments (1)	23,370	3,620	180	27,170	15	3,832	31,017
Adjusted gross margin before FV adjustments (1)	60%	25%	59%	52%	3%	36%	49%

1.	These terms are Non-GAAP Measures and are note recognized, defined or standardized measures under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
2.	Inventory impairment includes inventory write-downs due to lower of cost or net realizable value adjustments, obsolescence provision adjustments, and inventory destruction.
3.	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
4.	Non-recurring items includes one-time excise tax refunds, inventory count adjustments resulting from facility shutdowns and inter-site transfers, and abnormal spikes to utilities costs on its plant propagation business.
5.	Non-recurring items includes business transformation costs in connection with the re-purposing and ramp-up of the Company's Sky facility.
6.	Out-of-period adjustments include adjustments to year-end bonus accruals included in the current quarter but relating to prior quarters and adjustments to input assumptions related to fair value of biological assets.
7.	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations and adjusted for the accounts payable and accrued liabilities non-material prior period adjustment (refer to Note 2(i) in the consolidated financial statements).
8.	During the three months ended March 31, 2024, and subsequent to the filing of the Company's Q3 2024 condensed consolidated interim financial statements, the Company noted that inventory and property, plant and equipment was understated as at December 31, 2023. Certain balances in the condensed consolidated interim financial statements as at December 31, 2023 and in the condensed consolidated interim statement of loss and comprehensive loss for the three and nine months ended December 31, 2023 were adjusted as a result and the amounts shown above reflect such adjustment. Refer to discussion under "Historical Quarterly Results" section of this MD&A for further detail.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP Measure and can be reconciled with net income (loss), the most directly comparable GAAP financial measure, as follows:

The following is the Company's adjusted EBITDA:

($ thousands)	Three months ended			Year ended	Nine months ended
	March 31, 2024	December 31, 2023(7)	March 31, 2023(6)	March 31, 2024	March 31, 2023(6)
Net income (loss) from continuing operations	(20,793)	(17,755)	(76,150)	(59,045)	(183,228)
Income tax expense (recovery)	(711)	(67)	(3,109)	(554)	(15,184)
Other income (expense)	18,785	(199)	48,149	13,146	51,303
Share-based compensation	3,029	2,839	3,620	12,717	10,764
Depreciation and amortization	6,328	8,411	9,875	32,225	28,995
Acquisition costs	2,970	1,567	696	5,326	5,608
Inventory and biological assets fair value and impairment adjustments	(16,940)	(479)	6,719	(25,345)	64,862
Business transformation related charges (1)	7,539	5,132	7,253	25,189	28,202
Out-of-period adjustments (2)	(185)	613	1,333	1,236	2,316
Non-recurring items (3)	1,869	5,107	2,425	7,859	2,608
Markets under development (4)	-	-	1,172	-	3,308
Adjusted EBITDA (5)	1,891	5,169	1,983	12,754	(446)

(1)	Business transformation related charges includes costs related to closed facilities, certain IT project costs, costs associated with the repurposing of Sky, severance and retention costs in connection with the business transformation plan, costs associated with the retention of certain medical aggregators. Some prior period amounts have been adjusted for changes in presentation.
(2)	Out-of-period adjustments reflect adjustments to net loss for the financial impact of transactions recorded in the current period that relate to prior periods. Some prior period amounts have been adjusted for changes in presentation.
(3)	Non-recurring items includes one-time excise tax refunds, non-core adjusted wholesale bulk margins, inventory count adjustments resulting from facility shutdowns and inter-site transfers, litigation and non-recurring project costs.
(4)	Markets under development represents the adjustment for business operations focused on developing international markets prior to commercialization.
(5)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A. Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs, and non-recurring charges related to non-core bulk cannabis wholesales to be comparable to the current period presentation.
(6)	Certain previously reported amounts have been adjusted to exclude the results related to discontinued operations and adjusted for the accounts payable and accrued liabilities non-material prior period adjustment (refer to Note 2(i) in the consolidated financial statements).
(7)	During the three months ended March 31, 2024, and subsequent to the filing of the Company's Q3 2024 condensed consolidated interim financial statements, the Company noted that inventory and property, plant and equipment was understated as at December 31, 2023. Certain balances in the condensed consolidated interim financial statements as at December 31, 2023 and in the condensed consolidated interim statement of loss and comprehensive loss for the three and nine months ended December 31, 2023 were adjusted as a result and the amounts shown above reflect such adjustment. Refer to discussion under "Historical Quarterly Results" section of this MD&A for further detail.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

The table below outlines Adjusted SG&A for the periods ended:

	Three months ended			Year ended	Nine months ended
($ thousands)	March 31, 2024	December 31, 2023(2)	March 31, 2023	March 31, 2024	March 31, 2023
Sales and marketing	14,537	12,106	13,246	51,937	38,684
General and administration	25,658	22,259	26,046	92,222	81,416
Business transformation costs(3)	(6,862)	(5,150)	(7,209)	(22,590)	(27,239)
Out-of-period adjustments(3)	(642)	214	(818)	(1,236)	(1,801)
Non-recurring costs	(1,093)	(1,670)	(2,837)	(3,768)	(6,243)
Market development costs	-	-	(958)	-	(2,935)
Adjusted SG&A (1)	31,598	27,759	27,470	116,565	81,882

(1)	Adjusted SG&A is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of this MD&A.
(2)	During the three months ended March 31, 2024, and subsequent to the filing of the Company's Q3 2024 condensed consolidated interim financial statements, the Company noted that inventory and property, plant and equipment was understated as at December 31, 2023. Certain balances in the condensed consolidated interim financial statements as at December 31, 2023 and in the condensed consolidated interim statement of loss and comprehensive loss for the three and nine months ended December 31, 2023 were adjusted as a result and the amounts shown above reflect such adjustment. Refer to discussion under "Historical Quarterly Results" section of this MD&A for further detail.
(3)	Comparative periods have been adjusted for changes in presentation.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

($ thousands)	March 31, 2024	Three months ended December 31, 2023	March 31, 2023
Total current assets	426,605	411,194	479,927
Total current liabilities	(124,620)	(102,451)	(237,737)
Working capital(1)	301,985	308,743	242,190

(1)	Working capital for the three months ended December 31, 2023, and March 31,2023 has been adjusted. Refer to discussion under "Liquidity and Capital Resources" section of the MD&A.

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SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2024/20/c8145.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 20-JUN-24